Exhibit 99.1

Meten EdtechX Announces Change of Auditor

SHENZHEN, China, Jan. 06, 2021 (GLOBE NEWSWIRE) -- Meten EdtechX Education Group Ltd. (Nasdaq: METX) (“Meten EdtechX” or the “Company”), a leading English language training (“ELT”) service provider in China, today announced the appointment of Audit Alliance LLP (“Audit Alliance”) as the Company’s independent auditor effective on January 7, 2021.

Audit Alliance replaces KPMG Huazhen LLP (“KPMG”), previously the independent auditor for the Company. The appointment of Audit Alliance was made after a careful and thorough evaluation process and has been recommended for approval by the audit committee of the board (the “Board”) of directors of the Company, and approved by the Board on December 29, 2020.

The consolidated financial statements of the Company and its subsidiaries as of and for the period from September 27, 2019 (inception) to December 31, 2019 and the consolidated financial statements of the Meten International Education Group and its subsidiaries as of as of December 31, 2018 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent auditor was not the result of any disagreement between the Company and KMPG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Company is working closely with Audit Alliance and KPMG to ensure a seamless transition.

The Board would like to take this opportunity to express its sincere gratitude to the KPMG team for their professionalism and quality of services rendered to the Company over the past years.

For investor and media enquiries, please contact:

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

About Meten EdtechX

Meten EdtechX is a leading ELT service provider in China, delivering English language and future skills training for Chinese students and professionals. Through a sophisticated digital platform and nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). It offers superior teaching quality and student satisfaction, which are underpinned by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence and competitiveness of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

For more information about Meten EdtechX, please visit: https://investor.metenedu-edtechx.com/.

Safe Harbor Statement

This announcement contains forward-looking statements that involve risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 outbreak, our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “Meten” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.